BROADCOM CORPORATION

BROADCOM CAYMAN FINANCE LIMITED

c/o Broadcom Limited

1 Yishun Avenue 7

Singapore 768923

January 4, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Amanda Ravitz

                 Heather Percival

Re:	Broadcom Corporation and Broadcom Cayman Finance Limited Registration Statement on Form S-4, SEC File No. 333-222246

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Broadcom Corporation and Broadcom Cayman Finance Limited (together, the “Issuers”), respectfully requests that the effective date of the Registration Statement on Form S-4 referenced above be accelerated so that it will become effective at 4:00 P.M., Eastern Time, on January 8, 2018, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Issuers hereby authorize Anthony J. Richmond of Latham & Watkins LLP to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Richmond at (650) 463-2643 or by e-mail (tony.richmond@lw.com). Thank you in advance for your assistance.

(Signature Page Follows)

Very truly yours, Broadcom Corporation

By:	/s/ Thomas H. Krause, Jr.
Name:	Thomas H. Krause, Jr.
Title:	Vice President, Chief Financial Officer and Secretary

Broadcom Cayman Finance Limited

By:	/s/ Thomas H. Krause, Jr.
Name:	Thomas H. Krause, Jr.
Title:	Director

cc:	Anthony J. Richmond, Esq., Latham & Watkins LLP